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                                                                      Exhibit 23


The Board of Directors
PLM International, Inc.


We consent to the incorporation by reference in this Form 8-K of AFG Investment Trust C of our report dated March 12, 2001, with respect to the consolidated balance sheets of PLM International, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes of shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2000, which report appears in the Annual Report on Form 10-K of PLM International, Inc. for the year ended December 31, 2000. Such report notes that on February 7, 2001, MILPI Acquisition Corp. completed its cash tender offer for the outstanding common stock of PLM International, Inc.



                                                       KPMG LLP

San Francisco
April 23, 2001